

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2014

Via E-mail
Julie M.B. Bradley
Chief Financial Officer
TripAdvisor, Inc.
141 Needham Street
Newton, MA 02464

Re: TripAdvisor, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 11, 2014
File No. 001-35362

Dear Ms. Bradley:

We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 45

1. We note that your revenue per hotel shopper for fiscal year 2013 declined, in part, due to lower user conversion associated with the transition to hotel metasearch and other factors. Please tell us whether the reduction in user conversion presents a trend or uncertainty that has had, or that you reasonably expect will have, a material impact on your business. Please also tell us what consideration you have given to disclosing qualitative and quantitative information regarding the user conversion rate and its change from period to period. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.A of SEC Release 33-8350.

2.   We note from your disclosure on page 16 that CPC pricing for click-based advertising is based, in part, on competition between advertisers. Your disclosure on page 47 also explains how the change in CPC pricing paid by Expedia during fiscal years 2011 to 2013 had an impact on revenue during these years. Please tell us how the CPC pricing paid by other advertisers, including Priceline, has changed, if at all, over the past three years and whether any price change has had a material impact on your revenues during that time. See Item 303(a)(3)(iii) of Regulation S-K**.**

Exhibits; Financial Statement Schedules, page 115

3.   You state that for the fiscal year 2013, your two most significant advertising customers, Expedia and Priceline (and their subsidiaries), each accounted for more than 10% of your total revenue and combined accounted for 47% of total revenue. Of this percentage, Expedia comprised 23% while Priceline comprised 24%. Prior fiscal years show similar concentration with these customers. Please advise of the consideration given to filing your advertising agreements with these entities or incorporating by reference these agreements. In this regard, we note that a master advertising agreement (CPC) with Expedia was filed in an 8-K filed in December 2011 and amended in March 2012; while this 8-K and amendment were incorporated by reference into your fiscal year 2012 10-K, they were not incorporated into your fiscal year 2013 10-K. Further, we believe that the material terms of your advertising agreements with Expedia and Priceline should be set forth in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief